
11008041

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
JUN 29 2011
Washington, DC 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 001-31946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOSPIRA
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hospira, Inc.
275 North Field Drive
Lake Forest, IL 60045

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
HOSPIRA 401(k) RETIREMENT SAVINGS PLAN
DECEMBER 31, 2010 AND 2009

CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:	
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULE:	
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)	23

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants, Plan Administrator, and Board of Review
Hospira 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hospira 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Hospira 401(k) Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note B, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Appleton, Wisconsin
June 29, 2011

Hospira 401(k) Retirement Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2010 and 2009
(Dollars in thousands)

	2010	2009
Assets		
Cash	$ 207	$ 401
Investments, at fair value (see Notes B and C)	1,039,119	1,043,428
Receivables:		
Employer contributions	-	262
Employee contributions	-	258
Notes receivable from participants	33,457	33,704
Total receivables	33,457	34,224
Net Assets Available for Benefits at Fair Value	1,072,783	1,078,053
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(186)	2,709
NET ASSETS AVAILABLE FOR BENEFITS	$1,072,597	$1,080,762

The accompanying notes are an integral part of these statements.

Hospira 401(k) Retirement Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 32,971
Participant	44,366
Total contributions	77,337
Investment income	
Net appreciation in fair value of investments	65,143
Interest and dividends	12,134
Net investment income	77,277
Interest income on notes receivable from participants	1,513
Total additions	156,127
Deductions	
Benefits paid to participants	163,702
Other expenses	590
Total deductions	164,292
NET DECREASE IN NET ASSETS	(8,165)
Net assets available for benefits	
Beginning of year	1,080,762
End of year	$1,072,597

The accompanying notes are an integral part of this statement.

Hospira 401(k) Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Dollars in thousands)

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Hospira 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan operates as a cash or deferred arrangement 401(k) plan and was established effective May 1, 2004 in connection with the spin off of Hospira, Inc. ("Hospira") from Abbott Laboratories ("Abbott"). Employees of Hospira who were previously participants in the Abbott Laboratories Stock Retirement Plan automatically became participants in the Plan. Those employees' corresponding accounts and assets were transferred to the Plan. Additionally, as of December 1, 2005, Fiduciary Counselors Inc. was appointed as an independent fiduciary responsible for monitoring the suitability of both Abbott and Hospira stock under the Plan. Effective October 22, 2010, ("Divestment Date") the Plan no longer offers and holds no Abbott stock. Any Abbott stock remaining in a participant's account as of the Divestment Date was sold and the proceeds reinvested. Subsequently, participants are not restricted from purchasing Abbott stock, as well as other stock, within self-directed accounts.

In general, United States employees not covered by a collective bargaining agreement of Hospira may voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). JPMorgan Chase Bank, N.A. ("JPMorgan") serves as trustee of the Plan's trust.

Contributions and Vesting

Employer Contributions

Employer contributions to the Plan are made each payroll period. Effective January 1, 2010, the amount of employer contributions made by the employer shall be in accordance with the following schedule:

If the employee contribution (as a percentage of compensation) is:	The employer contribution (as a percentage of compensation) will be:
2%	5.0%
3%	6.0%
4%	6.5%
5% or more	7.0%

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting – Continued

Prior to January 1, 2010, contributions were equal to 5% of a participant's eligible compensation for participants who contributed at least 2% but less than 3% of their eligible compensation and were equal to 6% of a participant's eligible compensation for any participant who contributed at least 3% of his or her compensation. Employer contributions are invested each pay period according to the employee's investment elections.

Employee Contributions

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate must contribute from 2% to 25% of their eligible compensation in multiples of one percent to the Plan, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to certain limitations of the United States Internal Revenue Code ("IRC"). Eligible compensation is an employee's regular base pay, including overtime as well as sales bonuses, sales incentives, and sales commissions. Participants may choose to make their contributions from either pre-tax compensation, after-tax compensation, or both. The pre-tax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options. Effective April 26, 2010, the Plan accepts Roth elective contributions made on behalf of participants.

Eligible hired or rehired employees who have not provided their elections to participate in the Plan within 60 days of employment are automatically enrolled in the Plan and have their compensation automatically reduced for pre-tax contributions by a percentage elected by the administrator. In addition, participants contributing at least 3% in pre-tax contributions and reaching the statutory pre-tax limit will automatically have 3% of such contributions converted to after-tax contributions in order to still receive the employer contribution through the remainder of the Plan year. Those participants contributing only 2% in pre-tax contributions will have only 2% automatically converted to after-tax contributions. Total participant pre-tax and after-tax contributions may not exceed 25% of the participant's eligible compensation or Internal Revenue Service ("IRS") limits.

Participants may direct the trustee to sell all or a portion of the Hospira common stock held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are 100% vested in their accounts, including Employer contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Distributions

Upon retirement, termination or death, participants or their beneficiaries receive a distribution in cash, to the extent they hold Hospira stock in whole shares or as direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made before April 1 following the year the participant reaches age 70-1/2 or upon death, if earlier. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants are permitted to withdraw their after-tax contributions and rollover contributions in shares or in cash, subject to certain limitations. In addition, the Plan will allow for hardship withdrawals, as determined by the Plan administrator.

Participant Accounts

Each participant's account is credited with participant contributions, employer matching contributions, and allocations of fund earnings or losses. Certain participant accounts are subject to short-term trading fees and/or investment service fees.

Notes Receivable From Participants

Participants may borrow from their accounts amounts not to exceed the lesser of the current market value of the aggregated assets allocated to their pre-tax account, rollover account and employer contribution account or 50% of all of their Plan accounts up to $50,000, subject to IRS and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at an interest rate to be determined by the Plan's administrator. Loans, limited to one per participant, must be repaid within five years (or the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended beyond five years. Participants may have two loans outstanding if one of the loans is for purchasing a primary residence. Participants are not permitted to refinance loans. Repayment is made through periodic payroll deductions but may be repaid in a lump sum at any time. For employees leaving Hospira during the repayment period, the balance of the outstanding loan may continue to be repaid over the original loan period under the same terms.

(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the JPMorgan Stable Value Fund. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Adoption of New Accounting Guidance

In January 2010, the FASB amended the fair value measurements and disclosures by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. This amendment is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. With respect to matters other than the reconciliation of Level 3 measurements, the amendment has been adopted. The Plan is currently evaluating the impact this amendment will have on the financial statement's Level 3 disclosures.

In September 2010, the Financial Accounting Standards Board ("FASB") issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $33,704 for the year ended December 31, 2009, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation

The Plan's investments are reflected at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan's management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1. Quoted prices for similar assets or liabilities in active markets.
2. Quoted prices for identical or similar assets or liabilities in inactive markets.
3. Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

Level 3 inputs are unobservable for the asset or liability (including the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

Plan management uses the following methods and significant assumptions to estimate fair value of investments:

Mutual funds and Exchange traded funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Collective trust funds: Valued at the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shared outstanding. The NAV's unit price is quoted on a private market that is not active.

Guaranteed investment contracts ("GICs"): Valued by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Short-term investment fund: Valued using $1 for the money market's NAV.

Wrapper contracts: Valued using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

The following tables present the Plan's investments by level within the fair value hierarchy as of December 31, 2010 and 2009 (dollars in thousands):

Hospira 401(k) Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2010 and 2009
(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment Valuation - Continued

	Fair Value Measurements at Reporting Date, Using:			
	Quoted prices in active markets for identical items (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	December 31, 2010
Common stock – Hospira, Inc.	$ 134,496	$ -	$ -	$ 134,496
Mutual funds				
Large Cap Value Fund	17,984	-	-	17,984
Bond Fund	54,423	-	-	54,423
Large Cap Growth Fund	56,793	-	-	56,793
International Equity Fund	97,620	-	-	97,620
Small Cap Growth Fund	20,963	-	-	20,963
Mid Cap Value Fund	25,646	-	-	25,646
Total mutual funds	273,429	-	-	273,429
Collective trust funds – Index funds (a)	-	354,990	-	354,990
JPMorgan Stable Value				
Guaranteed Investment contracts	-	-	3,939	3,939
Wrapped bond fund	-	87,418	142	87,560
Short-term investment fund	-	72,006	-	72,006
Total JPMorgan Stable Value	-	159,424	4,081	163,505
Self-directed accounts				
Common stock				
Abbott	107,782	-	-	107,782
Other	3,013	-	-	3,013
Total common stock	110,795	-	-	110,795
Exchange traded funds	285	-	-	285
Short term investment fund	-	1,382	-	1,382
Mutual funds	237	-	-	237
Total self-directed accounts	111,317	1,382	-	112,699
	$ 519,242	$ 515,796	$ 4,081	$ 1,039,119

Hospira 401(k) Retirement Savings Plan
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2010 and 2009
(Dollars in thousands)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

	Fair Value Measurements at Reporting Date, Using:			
	Quoted prices in active markets for identical items (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	December 31, 2009
Common stock				
Abbott	$ 256,748	$ -	$ -	$ 256,748
Hospira	155,894	-	-	155,894
Total common stock	412,642			412,642
Mutual funds				
Large Cap Value Fund	14,983	-	-	14,983
Bond Fund	37,711	-	-	37,711
Large Cap Growth Fund	51,372	-	-	51,372
International Equity Fund	84,300	-	-	84,300
Small Cap Growth Fund	17,145	-	-	17,145
Mid Cap Value Fund	18,948	-	-	18,948
Total mutual funds	224,459	-	-	224,459
Collective trust funds – Index funds (a)	-	251,741	-	251,741
JPMorgan Stable Value				
Guaranteed Investment contracts	-	-	20,272	20,272
Wrapped bond fund	-	81,458	-	81,458
Treasury notes	238	-	-	238
Short-term investment fund	-	52,618	-	52,618
Total JPMorgan Stable Value	238	134,076	20,272	154,586
	$ 637,339	$ 385,817	$ 20,272	$ 1,043,428

The collective trust funds are comprised of several index funds which do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The investment strategy of these index funds is to match or outperform benchmark indices. The underlying asset allocation of a fund becomes more conservative as a participant approaches retirement, as well as to maintain an optimal portfolio construction. A redemption restriction exists for the SSgA S&P 500 Fund, Class C fund with a fair value of $77,030 and $57,403 at December 31, 2010 and 2009, respectively, in the form of an accumulated withdrawal right. Under this restriction, the Plan may accumulate an amount equal to 4% per month of holdings that would be

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Investment Valuation – Continued

eligible for redemption at the NAV. The 4% per month accumulates whether or not the Plan elects to redeem the eligible portion accrued. As of December 31, 2010, 88% of the holdings were eligible for redemption and the holdings were fully redeemable in April 2011.

The following table includes a summary of changes in the fair value of the Plan's Level 3 investments for the year ended December 31, 2010 (dollars in thousands):

	Wrapped Bond Fund	Guaranteed Investment Contracts
Balance, beginning of year	$ -	$ 20,272
Net appreciation in fair value	142	46
Purchases, sales, issuances, and settlements (net)	-	(16,379)
Balance, end of year	$ 142	$ 3,939

Investment Income

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Hospira pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Participants are charged transaction fees for loan and withdrawal processing. Fund investment fees are charged against the net assets of the respective fund.

Payment of Benefits

Benefits are recorded when paid.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into benefit-responsive investment contracts with various financial services institutions through the JPMorgan Stable Value Fund (the "Stable Value Fund"). The contracts are held in the Stable Value Fund in a separate account and are managed by JPMorgan. The account is credited with participant contributions to the Stable Value Fund and earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by JPMorgan.

The Plan has entered into traditional GIC contracts through the Stable Value Fund. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The Plan has no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are fixed rates on fixed maturity contracts.

The Plan has also entered into synthetic investment contracts (synthetic GICs) through the Stable Value Fund. A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Stable Value Fund purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the applicable interest rate on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES -Continued

investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation.

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The traditional GICs do not permit the insurance companies to terminate the agreement prior to the scheduled maturity dates. However, the synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issue may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, all of the synthetic GIC contracts have been negotiated to have "contingency coverage," that would allocate the book and market value proportionately among the remaining wrap providers in the event that another book value wrap contract is terminated for any reason. All other terms and conditions of the remaining contracts, including fees, would continue to apply without amendment.

The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer.

NOTE C - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES - Continued

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

As described in Note B, because the GICs and synthetic GICs in the Stable Value Fund are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs in the Stable Value Fund. Contract value, as reported by JPMorgan, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value.

	2010	2009
Average yields:		
Based on actual earnings	2.07%	2.99%
Based on interest rate credited to participants	1.88	2.22

NOTE D - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2010 and 2009 (dollars in thousands):

NOTE D – INVESTMENTS - Continued

	2010	2009
Hospira common stock	$134,496	$155,894
Abbott common stock	n/a	256,748
Western Asset Core Plus Bond Portfolio	54,423	n/a
American Funds Growth Fund of America, Class R5	56,793	n/a
American Funds EuroPacific Growth Fund, Class R5	97,620	84,300
JPMorgan SmartRetirement 2025, Class C	58,210	n/a
JPMorgan Chase Bank Intermediate Bond Fund*	87,418	81,214
SSgA S&P 500 Fund, Class C	77,030	57,403
JPMCB Liquidity Fund	72,006	n/a
Self-Directed Account – Abbott common stock	107,782	n/a

*Contract value of JPMorgan Chase Bank Intermediate Bond Fund, the wrapped bond fund, is $87,456 and $84,587 at December 31, 2010 and 2009, respectively.

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (dollars in thousands):

Mutual funds	$ 24,514
Collective funds	44,828
Common stock	(4,199)
Net appreciation	$ 65,143

NOTE E - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE F - RELATED-PARTY TRANSACTIONS

Certain Plan assets are managed by JPMorgan and its affiliates; therefore, these transactions qualify as party-in-interest. A significant portion of the Plan's assets is invested in Hospira common stock.

NOTE G - PLAN TERMINATION

Although it has not expressed any intent to do so, Hospira has the right to discontinue its contributions or terminate the Plan in accordance with ERISA and the IRC. In the event that the Plan is terminated, the trustee would distribute to each participant the value of their account as determined by the terms of the Plan.

NOTE H - TAX STATUS

The IRS has determined and informed Hospira, by a letter dated November 6, 2008, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan, in all material respects, is designed and is currently being operated in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE I - RECONCILIATION TO FORM 5500 - Continued

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009 (dollars in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$1,072,597	$1,080,762
Adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit-responsive investment contracts	104	(3,374)
Net assets available for benefits per the Form 5500	$1,072,701	$1,077,388

The following is a reconciliation of net decrease per the statement of changes in net assets available for benefits for the year ended December 31, 2010 to the Form 5500 (dollars in thousands):

Net decrease per the financial statements	$ (8,165)
Current year adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit responsive investment contracts	104
Prior year adjustment from contract value to fair value for interest in synthetic GICs relating to fully benefit responsive investment contracts	3,374
Net income per the Form 5500	$ (4,687)

Investments in synthetic GICs (wrapped contracts) are required to be reported at fair value on the Form 5500, while traditional GICs are required to be reported at contract value. As of December 31, 2010 and 2009, the Plan held synthetic GICs and traditional GICs.

NOTE J – SUBSEQUENT EVENTS

Hospira has evaluated subsequent events from December 31, 2010 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements.

SUPPLEMENTAL SCHEDULE

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Self-Directed investments				112,699
*Hospira, Inc., common shares				134,496
Mutual funds				
Lord Abbett Affiliated, Class Y				17,984
Western Asset Core Plus Bond Portfolio				54,423
American Funds Growth Fund of America, Class R5				56,793
American Funds EuroPacific Growth Fund, Class R5				97,620
Buffalo Small Cap,				20,963
AllianceBernstein Small-Mid Cap Value, Class I				25,646
Collective Funds				
*JPMorgan SmartRetirement 2010, Class C				18,894
*JPMorgan SmartRetirement 2015, Class C				24,930
*JPMorgan SmartRetirement 2020, Class C				50,753
*JPMorgan SmartRetirement 2025, Class C				58,210
*JPMorgan SmartRetirement 2030, Class C				49,097
*JPMorgan SmartRetirement 2035, Class C				29,337
*JPMorgan SmartRetirement 2040, Class C				22,260
*JPMorgan SmartRetirement 2045, Class C				12,747
*JPMorgan SmartRetirement 2050, Class C				8,395
*JPMorgan SmartRetirement Income, Class C				3,337
SSgA S&P 500 Fund, Class C				77,030
*JPMorgan Stable Value Fund				
Guaranteed investment contract				
Principal Life Insurance Co.	5.63	05/30/11		3,857
Wrapped bonds and bond fund				
JPMorgan Chase Bank Intermediate Bond Fund				87,418
Natixis Financial wrap contract	3.00			-
Royal Bank of Canada wrap contract	3.00			71
State Street Bank wrap contract	3.00			71
*Short-term investment fund				
JPMCB Liquidity Fund				72,006

Hospira 401(k) Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
As of December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Cash				207
*Participant notes receivable, 3.25% to 9.50%				33,457
				$ 1,072,701

*Represents a party-in-interest.

(a) Cost information omitted as all investments are fully participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hospira 401(k) Retirement Savings Plan
(Name of Plan)



Date: June 28, 2011

Pamela Hannon,
Vice President, Total Rewards & Employee Services

Index to Exhibit

EXHIBIT NUMBER	
23.1	Grant Thornton LLP Consent of Independent Registered Public Accounting Firm

Grant Thornton

Consent of Independent Registered Public Accounting Firm

We have issued our report dated June 29, 2011, with respect to the financial statements and supplemental schedule of Hospira 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statements of Hospira, Inc. on Form S-8 (File Numbers 333-120074 and 333-115058, effective October 29, 2004 and April 30, 2004, respectively).

Grant Thornton LLP

Appleton, Wisconsin
June 29, 2011